Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2025

Financial Highlights

For the three months ended December 31, 2025 (“Q4 2025”), KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”; NYSE:KNOP):

●	Generated total revenues of $96.5 million, operating income of $8.4 million and a net loss of $6.2 million, after recording a $20.3 million non-cash impairment in respect of the vessel Bodil Knutsen. When adjusted to remove the impact of the impairment, operating income for the quarter was $28.6 million and net income was $14.0 million.
●	Generated Adjusted EBITDA[1] of $59.3 million.
●	Reported $137.0 million in available liquidity at December 31, 2025, which was comprised of cash and cash equivalents of $89.0 million and undrawn revolving credit facility capacity of $48.0 million.

Other Partnership Highlights and Events

●	Fleet operated with 99.5% utilization for scheduled operations in Q4 2025, and 96.4% utilization taking into account the scheduled drydocking of the Synnøve Knutsen, for which the relevant off-hire period occurred during Q4 2025.
●	On January 7, 2026, the Partnership declared a quarterly cash distribution of $0.026 per common unit with respect to Q4 2025, which was paid on February 5, 2026, to all common unitholders of record on January 26, 2026. On the same day, the Partnership declared a quarterly cash distribution to holders of Series A Convertible Preferred Units (“Series A Preferred Units”) with respect to Q4 2025 in an aggregate amount of $1.7 million.
●	On July 2, 2025, the Board approved the establishment of a buyback program for up to $10 million of the Partnership’s common units. The program was concluded in October 2025. During the entire period of the program, the Partnership repurchased a total of 384,739 common units for an aggregate purchase cost of $3.03 million (including aggregate commissions of $0.01 million), at an average cost of $7.87 per common unit. Common units repurchased under the program were cancelled;
●	On October 20, 2025, Knutsen Shuttle Tankers 35 AS, the Partnership’s wholly-owned subsidiary which owns the vessel Synnøve Knutsen, entered into a new $71.1 million senior secured term loan facility with MUFG Bank (Europe) N.V.. This new facility replaced the previous facility secured by the Synnøve Knutsen.
●	In late October 2025, the Synnøve Knutsen commenced a scheduled drydocking, following completion of a conventional tanker charter which utilised her voyage to Europe. This drydocking completed in mid December 2025;

1 EBITDA and Adjusted EBITDA are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA and Adjusted EBITDA and a reconciliation to net income, the most directly comparable GAAP financial measure.

●	On October 31, 2025, the Partnership received an unsolicited non-binding proposal from Knutsen NYK Offshore Tankers AS (“Knutsen NYK” or “KNOT”), pursuant to which KNOT proposed to acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $10 in cash per unit (the “KNOT Offer”). The Conflicts Committee of the Partnership’s Board, which is comprised of only non-KNOT-affiliated directors, retained Evercore Group L.L.C., Richards, Layton & Finger, P.A. and IGB Group as independent advisors to assist it in evaluating the KNOT Offer. The Conflicts Committee and its independent advisors reviewed the KNOT Offer carefully and held a series of discussions with KNOT regarding the potential transaction since receiving the proposal. Following such discussions, on March 19, 2026, the parties announced that they were not able to reach an agreement and have therefore terminated discussions regarding the KNOT Offer.
●	On November 4, 2025, the Vigdis Knutsen began operating under a bareboat charter, following the previously-announced exercise of an option held by Shell to switch from the previous time charter operation. This bareboat charter is for a fixed period expiring in 2030 plus a charterer’s option for a further two years;
●	On November 17, 2025, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited;
●	On November 21, 2025, a time charter for the Fortaleza Knutsen was executed with KNOT, to commence in Q2 2026 for a fixed period of one year plus two charterer’s options each for one additional year. It is anticipated that the Fortaleza Knutsen will operate in the North Sea;
●	On each of December 15, 2025, December 22, 2025 and January 5, 2026, the Partnership sought to convene the 2025 Annual Meeting of Unitholders. However, on each of these occasions, an insufficient number of unitholders were represented for the required quorum to be met, and so no business was conducted.
●	Prospectively from January 1, 2026, the Partnership changed the useful life estimate of each of the vessels in its fleet from 23 years to 20 years due to prevailing longer term market trends. This change will increase the non-cash accounting depreciation charge in all future quarters, beginning in the first quarter of 2026. However, this change does not prevent vessels from being utilized beyond 20 years, should a market opportunity arise;
●	On January 5, 2026, we exercised our option to continue the time charter of the Hilda Knutsen with Shell through to March 2027;
●	In early January 2026, the Tuva Knutsen commenced a scheduled drydocking, following completion of a conventional cargo voyage which utilized her voyage to Europe. This drydocking completed in early March 2026;
●	In mid-February 2026, the Bodil Knutsen commenced a scheduled drydocking, following completion of a conventional cargo voyage which utilized her voyage to the yard. This drydocking completed in late March 2026;
●	On February 16, 2026, the Tordis Knutsen experienced a breakdown of its diesel generator, which has required the vessel to go off-hire until repairs are completed, which is expected to be in May 2026. Under its loss of hire insurance policies, the Partnership anticipates being compensated by insurance for the extent to which, as a consequence of this breakage, the Tordis Knutsen’s earnings fall short of a contractual hire rate, commencing 14 days after the date of the breakage. The Partnership also anticipates that the repair cost will be covered by insurance, in excess of a deductible of $150,000; and
●	In March 2026, the final insurance claim payment in the amount of $1.8 million was received in respect of loss of hire for the Windsor Knutsen, which had arisen from required thruster repairs carried out over March – May 2025.

Derek Lowe, Chief Executive Officer and Chief Financial Officer of KNOT Offshore Partners LP, stated, “We are pleased to report another strong performance in Q4 2025, marked by safe operation at 99.5% from scheduled operations, 96.4% utilization when including drydockings, consistent revenue and operating income generation, and material progress in the charter coverage outlook for our fleet.

As of the date of this release and including contractual updates since December 31, 2025, we have now secured 98% of charter coverage for the first half of 2026, and approximately 88% for the second half of 2026, in both cases after allowing for scheduled dry dockings. We remain focused on further strengthening our fleetwide charter coverage and seizing those periodic opportunities that exist to re-charter vessels in the current tight market environment.

In Brazil, the main offshore oil market where we operate, Petrobras exceeded the upper end of its oil production targets for 2025. This was driven primarily by the successful deployment of FPSOs focused in shuttle tanker-serviced fields, in multiple instances taking place ahead of schedule and reaching production levels in excess of their anticipated maximums. As a result, the world’s biggest shuttle tanker market is both growing and materially tightening. The North Sea, our secondary geography, has also established some positive momentum as projects ramp up production in both the UK North Sea and, most significantly, the Barents Sea. While less dynamic than is the case in Brazil, these positive developments in the wider North Sea region are a welcome and notable change after a protracted period of relatively slack shuttle tanker demand.

Against this backdrop, we continue to believe that growth of offshore oil production in shuttle tanker-serviced fields across both Brazil and the North Sea is on track to outpace shuttle tanker supply growth throughout the coming years. We are aware of newbuild shuttle tanker orders, including eight for Knutsen NYK, all of which are scheduled for delivery over 2026-2028. We anticipate that all these new orders are backed by charters to clients in Brazil, and see this as a sign of confidence in the medium-to-long term demand for the global shuttle tanker fleet. Particularly when considered in the context of the increasing numbers of shuttle tankers reaching or exceeding typical retirement age, as well as yard capacity constraints limiting material new orders into at least 2028, we anticipate that these newbuild deliveries will be readily absorbed by the expanding market for shuttle tankers.

As the largest global owner of shuttle tankers, along with our Sponsor, and with a market-leading position in the fastest-growing shuttle tanker region of offshore Brazil, KNOP is well positioned to benefit from these trends throughout the coming years. Accordingly, our Board of Directors is keenly focused on optimizing the Partnership’s value creation strategy and is actively weighing the available capital allocation alternatives with the intention of maximizing unitholder value in a sustainable manner over the long term.”

Financial Results Overview

Results for Q4 2025 (compared to those for the three months ended September 30, 2025 (“Q3 2025”)) included:

●	Revenues of $96.5 million in Q4 2025 ($96.9 million in Q3 2025), reflecting the stability of our commercial model.
●	Vessel operating expenses of $34.7 million in Q4 2025 ($33.7 million in Q3 2025). The increase is primarily due to bunker fuel costs related to one vessel in dry dock.
●	Depreciation of $30.6 million in Q4 2025 ($30.9 million in Q3 2025).
●	Impairment in respect of the Bodil Knutsen of $20.3 million was recognized in Q4 2025, while there were no impairments in Q3 2025. In accordance with US GAAP, the Partnership’s fleet is regularly assessed for impairment as events or changes in circumstances may indicate that a vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, and in such situation the carrying amount of the vessel is reduced to its estimated fair value.

●	General and administrative expenses of $2.5 million in Q4 2025 ($1.5 million in Q3 2025). The increase is primarily due to professional fees relating to the KNOT Offer.
●	Operating income consequently of $8.4 million in Q4 2025 ($30.7 million in Q3 2025). When adjusted to remove the impact of the impairment, operating income for Q4 2025 was $28.6 million.
●	Interest expense of $15.3 million in Q4 2025 ($16.5 million in Q3 2025).
●	Realized (i.e. cash) gain on derivative instruments of $1.7 million in Q4 2025 (gain of $2.2 million in Q3 2025), and unrealized (i.e. non-cash) loss of $1.3 million in Q4 2025 (unrealized loss of $1.8 million in Q3 2025). Together, there was a realized and unrealized gain on derivative instruments of $0.4 million in Q4 2025 (gain of $0.4 million in Q3 2025).
●	A net loss consequently of $6.2 million in Q4 2025 (net income of $15.1 million in Q3 2025). When adjusted to remove the impact of the impairment, net income in Q4 2025 was $14.0 million.

By comparison with the three months ended December 31, 2024 (“Q4 2024”), results for Q4 2025 included:

●	A decrease of $26.3 million in operating income (to $8.4 million in Q4 2025 from operating income of $34.7 million in Q4 2024). When adjusted to remove the impact of the impairment, operating income in Q4 2025 was $28.6 million, representing a decrease of $6.1 million from Q4 2024, primarily due to extraordinary loss of hire insurance recoveries of $5.9 million in Q4 2024.
●	An increase of $2.8 million in finance expense (to finance expense of $14.2 million in Q4 2025 from finance expense of $11.4 million in Q4 2024), primarily due to a reduction in the unrealized and realized gain on derivative instruments in Q4 2025 compared to that in Q4 2024, albeit somewhat offset by lower interest expense in Q4 2025 compared to that in Q4 2024.
●	A decrease of $29.5 million in net income (to a net loss of $6.2 million in Q4 2025 from net income of $23.3 million in Q4 2024). When adjusted to remove the impact of the impairment, net income in Q4 2025 was $14.0 million, representing a decrease of $9.3 million from Q4 2024.

Financing and Liquidity

As of December 31, 2025, the Partnership had $137.0 million in available liquidity, which was comprised of cash and cash equivalents of $89.0 million and $48.0 million of capacity under its revolving credit facilities. The Partnership’s revolving credit facilities mature in August 2027 and November 2027 respectively.

The Partnership’s total interest-bearing obligations outstanding as of December 31, 2025 were $959.6 million ($955.1 million net of debt issuance costs). The average margin paid on the Partnership’s outstanding debt during Q4 2025 was approximately 2.22% over SOFR. These obligations are repayable as follows:

	Sale &	Period
(U.S. Dollars in thousands)	Leaseback	repayment	Balloon repayment	Total
2026	$20,258	$78,685	$284,203	$383,146
2027	21,246	38,613	156,679	216,538
2028	22,345	17,979	78,824	119,148
2029	23,373	4,738	—	28,111
2030	24,515	4,738	47,387	76,640
2031 and thereafter	136,050	—	—	136,050
Total	$247,787	$144,753	$567,093	$959,633

As of December 31, 2025, the Partnership had entered into various interest rate swap agreements for a total notional amount outstanding of $325.0 million, to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2025, the Partnership receives interest based on SOFR and pays a weighted average interest rate of 2.72% under its interest rate swap agreements, which have an average maturity of approximately 1.58 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2025, the Partnership’s net exposure to floating interest rate fluctuations was approximately $297.8 million based on total interest-bearing contractual obligations of $959.6 million, less the sale and leaseback facilities for Raquel Knutsen, Torill Knutsen and Tove Knutsen totaling $247.8 million, less interest rate swaps of $325.0 million, and less cash and cash equivalents of $89.0 million.

On October 20, 2025, Knutsen Shuttle Tankers 35 AS, the Partnership’s wholly-owned subsidiary which owns the vessel Synnøve Knutsen, entered into a new $71.1 million senior secured term loan facility with MUFG Bank (Europe) N.V.. This new facility replaced the previous facility secured by the Synnøve Knutsen. The new facility is repayable in quarterly installments, bears interest at a rate per annum equal to SOFR plus a margin of 2.01% and will mature in October 2030, at which point the outstanding amount following quarterly repayments is due to be $48.6 million. The terms of the facility are substantially unchanged from the facility entered into in July 2019 with MUFG Bank, Ltd..

On November 17, 2025, the Partnership closed the refinancing of the second of its two $25 million revolving credit facilities, with the facility being rolled over with SBI Shinsei Bank, Limited. The new facility will mature in November 2027, bears interest at a rate per annum equal to SOFR plus a margin of 2.18%, and has a commitment fee on any undrawn portion of the facility of 0.80% per annum. The terms of the facility are substantially unchanged from the facility entered into in November 2023.

Assets Owned by Knutsen NYK

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK. Any such acquisition would be subject to the approval of the Conflicts Committee of the Partnership’s Board of Directors.

As of the date of this release, Knutsen NYK owns, or has ordered, the following vessels and has entered into the following charters:

1.	In July 2022, Frida Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in December 2022 on a seven-year time charter contract with Eni for operation in North Sea. The charterer has options to extend the charter by up to a further three years.
2.	In August 2022, Sindre Knutsen was delivered to Knutsen NYK from the yard in Korea and commenced in September 2023 on a five-year time charter contract with Eni for operation in the North Sea. The charterer has options to extend the charter by up to a further five years.
3.	In February 2024, Knutsen NYK entered into a new ten-year time charter contract with Petrobras for each of three vessels to be constructed and which will operate in Brazil, where the charterer has an option to extend each charter by up to five further years. The vessels will be built in China and are expected to be delivered over 2026 - 2027.
4.	In August 2024, Knutsen NYK entered into a new seven-year time charter contract with Petrorio for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to eight further years. The vessel will be built in China and is expected to be delivered early in 2027.

5.	In October 2024, Hedda Knutsen was delivered to Knutsen NYK from the yard in China and commenced in December 2024 on a ten-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.
6.	In March 2025, Knutsen NYK entered into a new seven-year time charter contract with Equinor for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to thirteen further years. The vessel will be built in China and is expected to be delivered early in 2028.
7.	In August 2025, Knutsen NYK entered into a new seven-year charter contract with Repsol for one vessel firm with an option to charter one further vessel, both to operate in Brazil. The firm vessel has already been ordered, while the optional vessel remains subject to declaration by the charterer. The charterer has an option to extend the firm charter by up to five additional years. The vessel(s) will be built in China and the firm vessel is expected to be delivered in early 2028.
8.	In September 2025, Eli Knutsen was delivered to Knutsen NYK from the yard in China and commenced in October 2025 on a fifteen-year time charter contract with Petrobras for operation in Brazil. Petrobras has the option to extend the charter by up to five further years.
9.	In December 2025, Knutsen NYK entered into a new ten-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered early in 2028.
10.	In January 2026, Knutsen NYK entered into a new five-year time charter contract with an oil major for a vessel to be constructed and which will operate in Brazil, where the charterer has an option to extend the charter by up to five further years. The vessel will be built in China and is expected to be delivered early in 2028.

Outlook

As at December 31, 2025: (i) the Partnership had charters with an average remaining fixed duration of 2.6 years, with the charterers of the Partnership’s vessels having options to extend their charters by an additional 4.1 years on average and (ii) the Partnership had $929.8 million of remaining contracted forward revenue, excluding charterers’ options and charters agreed or signed after that date. As at December 31, 2025, the nineteen vessels which comprised the Partnership’s fleet had an average age of 10.2 years. During Q4 2025, fifteen of the vessels in our fleet operated in Brazil. The market for shuttle tankers in Brazil has continued to tighten, in particular for the Suezmax vessel class around which that market has increasingly consolidated, driven by a significant pipeline of new production growth over the coming years, a limited newbuild order book, and typical long-term project viability requiring a Brent oil price of only $35 per barrel.

Following a protracted period of muted demand in the North Sea region, positive momentum has been regained with the 2025 activation and ramp-up of multiple FPSOs spanning from the UK North Sea to the Barents Sea. The North Sea development pipeline continues to expand as well, with the announcement of new discoveries and multi-year projects intended to further augment production across the region, including at both the Goliat FPSO and Johan Castberg FPSO.

On October 31, 2025, the Partnership received an unsolicited non-binding proposal from KNOT, pursuant to which KNOT proposed to acquire through a wholly-owned subsidiary all publicly held common units of the Partnership in exchange for $10 in cash per unit (the “KNOT Offer”). The Conflicts Committee of the Partnership’s Board, which is comprised of only non-KNOT-affiliated directors, retained Evercore Group L.L.C., Richards, Layton & Finger, P.A. and IGB Group as independent advisors to assist it in evaluating the KNOT Offer. The Conflicts Committee and its independent advisors reviewed the KNOT Offer carefully and held a series of discussions with KNOT regarding the potential transaction since receiving the proposal. Following such discussions, on March 19, 2026, the parties announced that they were not able to reach an agreement and have therefore terminated discussions regarding the KNOT Offer.

Looking ahead, based on supply and demand factors with significant forward visibility and committed capital from industry participants, we believe that the overall medium and long-term outlook for the shuttle tanker market remains favourable.

In the meantime, the Partnership intends to pursue long-term visibility from its charter contracts, build its liquidity, pursue accretive dropdown transactions supportive of long-term cash flow generation, and position itself to benefit from its market-leading role in an improving shuttle tanker market. The Partnership continues to believe that key components of its strategy and value proposition are accretive investment in the fleet and a long-term sustainable distribution.

The Partnership’s financial information for the year ended December 31, 2025 included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Partnership’s year end closing procedures and further financial review. Actual results may differ as a result of the completion of the Partnership’s year end closing procedures, review adjustment and other developments that may arise between now and the time the audit for the year ended December 31, 2025 is finalized.

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of Brazil and the North Sea.

KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

The Partnership plans to host a conference call on March 26, 2026 at 9:30 AM (Eastern Time) to discuss the results for Q4 2025. All unitholders and interested parties are invited to join via the live webcast link on the Partnership’s website: www.knotoffshorepartners.com. A replay of the webcast will be available at the same link following the conclusion of the live call.

March 25, 2026

KNOT Offshore Partners LP

Aberdeen, United Kingdom

Questions should be directed to:

Derek Lowe via email at ir@knotoffshorepartners.com

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(U.S. Dollars in thousands)	2025	2025	2024	2025	2024
Time charter and bareboat revenues	$95,945	$96,329	$84,434	$361,185	$306,915
Voyage revenues (1)	—	—	438	466	3,628
Loss of hire insurance recoveries	—	—	5,892	607	5,970
Other income	542	538	491	2,185	2,086
Total revenues	96,487	96,867	91,255	364,443	318,599

Gain from disposal of vessel	—	—	—	1,342	703

Vessel operating expenses	34,693	33,724	26,205	132,030	108,519
Voyage expenses and commission (2)	35	—	430	1,746	3,600
Depreciation	30,627	30,940	28,425	119,703	111,817
Impairment (3)	20,259	—	—	20,259	16,384
General and administrative expenses	2,507	1,540	1,530	7,398	6,067
Total operating expenses	88,121	66,204	56,590	281,136	246,387
Operating income (loss)	8,366	30,663	34,665	84,649	72,915
Finance income (expense):
Interest income	1,088	832	1,055	3,571	3,636
Interest expense	(15,328)	(16,484)	(16,167)	(62,030)	(67,352)
Other finance expense	(257)	(147)	(87)	(755)	(358)
Realized and unrealized gain (loss) on derivative instruments (4)	414	376	4,560	(924)	6,798
Net gain (loss) on foreign currency transactions	(109)	(87)	(772)	(89)	(943)
Total finance expense	(14,192)	(15,510)	(11,411)	(60,227)	(58,219)
Income (loss) before income taxes	(5,826)	15,153	23,254	24,422	14,696
Income tax expense	(420)	(39)	(3)	(1,163)	(631)
Net income (loss)	$(6,246)	$15,114	$23,251	$23,259	$14,065
Weighted average units outstanding (in thousands of units):
Common units	33,688	33,899	34,045	33,918	34,045
Class B units (5)	252	252	252	252	252
General Partner units	640	640	640	640	640

(1)	Voyage revenues are revenues unique to spot voyages.
(2)	Voyage expenses and commission are expenses unique to spot voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, agency fees and commission.
(3)	The carrying value of the Bodil Knutsen was written down to its estimated fair value as of December 31, 2025. The carrying value of each of the Dan Cisne and the Dan Sabia was written down to its estimated fair value as of June 30, 2024.

(4)	Realized gain (loss) on derivative instruments relates to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gain (loss) on derivative instruments relates to changes in the fair value of such derivative instruments, as detailed in the table below.

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
(U.S. Dollars in thousands)	2025	2025	2024	2025	2024
Realized gain (loss):
Interest rate swap contracts	$1,694	$2,183	$3,698	$9,508	$15,518
Total realized gain (loss):	1,694	2,183	3,698	9,508	15,518
Unrealized gain (loss):
Interest rate swap contracts	(1,280)	(1,807)	862	(10,432)	(8,720)
Total unrealized gain (loss):	(1,280)	(1,807)	862	(10,432)	(8,720)
Total realized and unrealized gain (loss) on derivative instruments:	$414	$376	$4,560	$(924)	$6,798

(5)	On September 7, 2021, the Partnership entered into an exchange agreement with Knutsen NYK, and the Partnership’s general partner whereby Knutsen NYK contributed to the Partnership all of Knutsen NYK’s incentive distribution rights (“IDRs”), in exchange for the issuance by the Partnership to Knutsen NYK of 673,080 common units and 673,080 Class B Units, whereupon the IDRs were cancelled (the “IDR Exchange”). As of December 31, 2025, 420,675 of the Class B Units had been converted to common units.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At December 31, 2025	At December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$88,983	$66,933
Amounts due from related parties	705	2,230
Inventories	4,288	3,304
Derivative assets	2,276	8,112
Other current assets	15,192	14,793
Total current assets	111,444	95,372

Long-term assets:
Vessels, net of accumulated depreciation	1,557,021	1,462,192
Right-of-use assets	875	1,269
Deferred tax assets	2,662	3,326
Derivative assets	1,908	5,189
Accrued income	10,927	4,817
Total Long-term assets	1,573,393	1,476,793
Total assets	$1,684,837	$1,572,165

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$9,607	$5,766
Accrued expenses	18,428	11,465
Current portion of long-term debt	381,126	256,659
Current lease liabilities	406	1,172
Current portion of derivative liabilities	247	—
Income taxes payable	46	60
Current portion of contract liabilities	9,024	2,889
Prepaid charter	5,650	7,276
Amount due to related parties	2,392	1,835
Total current liabilities	426,926	287,122

Long-term liabilities:
Long-term debt	573,974	648,075
Lease liabilities	469	97
Derivative liabilities	909	—
Contract liabilities	60,102	23,776
Deferred tax liabilities	82	91
Deferred revenues	1,402	1,869
Total long-term liabilities	636,938	673,908
Total liabilities	1,063,864	961,030
Commitments and contingencies
Series A Convertible Preferred Units	84,308	84,308
Equity:
Partners’ capital:
Common unitholders	523,205	513,603
Class B unitholders	3,871	3,871
General partner interest	9,589	9,353
Total partners’ capital	536,665	526,827
Total liabilities and equity	$1,684,837	$1,572,165

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital			Accumulated		Series A
			General	Other	Total	Convertible
	Common	Class B	Partner	Comprehensive	Partners’	Preferred
(U.S. Dollars in thousands)	Units	Units	Units	Income (Loss)	Capital	Units
Three Months Ended December 31, 2024 and 2025
Consolidated balance at September 30, 2024	$493,336	$3,871	$8,971	$—	$506,178	$84,308
Net income (loss)	21,152	—	399	—	21,551	1,700
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(885)	—	(17)	—	(902)	(1,700)
Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308

Consolidated balance at September 30, 2025	$533,262	$3,871	$9,754	$—	$546,887	$84,308
Net income (loss)	(7,798)	—	(148)	—	(7,946)	1,700
Other comprehensive income	—	—	—	—	—	—
Repurchase of Common Units	(1,380)	—	—	—	(1,380)	—
Cash distributions	(879)	—	(17)	—	(896)	(1,700)
Consolidated balance at December 31, 2025	$523,205	$3,871	$9,589	$—	$536,665	$84,308

Year Ended December 31, 2024 and 2025
Consolidated balance at December 31, 2023	$510,013	$3,871	$9,285	$—	$523,169	$84,308
Net income (loss)	7,131	—	134	—	7,265	6,800
Other comprehensive income	—	—	—	—	—	—
Cash distributions	(3,541)	—	(66)	—	(3,607)	(6,800)
Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308

Consolidated balance at December 31, 2024	$513,603	$3,871	$9,353	$—	$526,827	$84,308
Net income (loss)	16,157	—	302	—	16,459	6,800
Other comprehensive income	—	—	—	—	—	—
Repurchase of Common Units	(3,020)	—	—	—	(3,020)	—
Cash distributions	(3,535)	—	(66)	—	(3,601)	(6,800)
Consolidated balance at December 31, 2025	$523,205	$3,871	$9,589	$—	$536,665	$84,308

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(U.S. Dollars in thousands)	2025	2024
OPERATING ACTIVITIES
Net income (1)	$23,259	$14,065
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	119,703	111,817
Impairment	20,259	16,384
Amortization of contract intangibles / liabilities	(6,756)	(963)
Amortization of deferred revenue	(467)	(467)
Amortization of deferred debt issuance cost	2,391	2,221
Drydocking expenditure	(14,690)	(553)
Income tax (benefit)/expense	1,163	631
Income taxes paid	(127)	(41)
Unrealized (gain) loss on derivative instruments	10,432	8,720
Unrealized (gain) loss on foreign currency transactions	(609)	776
Net gain from disposal of vessel	(1,342)	(703)
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	3,198	(10,445)
Decrease (increase) in inventories	(1,066)	583
Decrease (increase) in other current assets	1,300	(4,371)
Decrease (increase) in accrued income	(6,110)	(4,817)
Increase (decrease) in trade accounts payable	4,263	(4,379)
Increase (decrease) in accrued expenses	4,006	(4,176)
Increase (decrease) prepaid charter	(1,626)	6,809
Increase (decrease) in amounts due to related parties	(1,445)	6,054
Net cash provided by operating activities	155,736	137,145

INVESTING ACTIVITIES
Additions to vessel and equipment	(281)	(945)
Proceeds from asset swap (net cash)	1,040	607
Acquisition of Daqing Knutsen (net of cash acquired)	(26,049)	—
Net cash provided by (used in) investing activities	(25,290)	(338)

FINANCING ACTIVITIES
Proceeds from long-term debt	117,000	60,000
Repayment of long-term debt	(210,887)	(182,392)
Payment of debt issuance cost	(1,322)	(521)
Cash distributions	(10,401)	(10,407)
Repurchase of common units	(3,020)	—
Net cash used in financing activities	(108,630)	(133,320)
Effect of exchange rate changes on cash	234	(475)
Net increase (decrease) in cash and cash equivalents	22,050	3,012
Cash and cash equivalents at the beginning of the period	66,933	63,921
Cash and cash equivalents at the end of the period	$88,983	$66,933

(1)	Included in net income (loss) is interest paid amounting to $60.4 million and $65.7 million in 2025 and 2024, respectively.

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation, impairments and taxes. Adjusted EBITDA is defined as earnings before interest, depreciation, impairments, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes, impairments and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

	Three Months Ended,		Year Ended
	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024
(U.S. Dollars in thousands)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss)	$(6,246)	$23,251	$23,259	$14,065
Interest income	(1,088)	(1,055)	(3,571)	(3,636)
Interest expense	15,328	16,167	62,030	67,352
Depreciation	30,627	28,425	119,703	111,817
Impairment	20,259	—	20,259	16,384
Income tax expense	420	3	1,163	631
EBITDA	59,300	66,791	222,843	206,613
Other financial items (a)	(48)	(3,701)	1,768	(5,497)
Adjusted EBITDA	$59,252	$63,090	$224,611	$201,116

(a)	Other financial items consist of other finance income (expense), realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

●	market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers;
●	market trends in the production of oil in the North Sea, Brazil and elsewhere;
●	Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;
●	KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;
●	KNOT Offshore Partners’ ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more, or shorter- term charters or voyage contracts;
●	KNOT Offshore Partners’ ability to refinance its indebtedness on acceptable terms and on a timely basis and to make additional borrowings and to access debt and equity markets;
●	KNOT Offshore Partners’ distribution policy, forecasts of KNOT Offshore Partners’ ability to make distributions on its common units, Class B Units and Series A Preferred Units, the amount of any such distributions and any changes in such distributions;
●	KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;
●	impacts of supply chain disruptions and the resulting inflationary environment;
●	KNOT Offshore Partners’ anticipated growth strategies;
●	the effects of a worldwide or regional economic slowdown;
●	turmoil in the global financial markets;
●	fluctuations in currencies, inflation and interest rates;
●	fluctuations in the price of oil;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;
●	recoveries under KNOT Offshore Partners’ insurance policies;

●	the length and cost of drydocking;
●	KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;
●	the repayment of debt and settling of any interest rate swaps;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;
●	KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;
●	KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under charter;
●	the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;
●	timely purchases and deliveries of newbuilds;
●	future purchase prices of newbuilds and secondhand vessels;
●	any impairment of the value of KNOT Offshore Partners’ vessels;
●	KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;
●	acceptance of a vessel by its charterer;
●	the impacts of the Russian war with Ukraine, the conflict between Israel and Hamas and the other conflicts in the Middle East and Venezuela;
●	termination dates and extensions of charters;
●	the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations (including climate change regulations) and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business;
●	availability of skilled labor, vessel crews and management;
●	the effects of outbreaks of pandemics or contagious diseases, including the impact on KNOT Offshore Partners’ business, cash flows and operations as well as the business and operations of its customers, suppliers and lenders;
●	KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;
●	the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;
●	estimated future capital expenditures;

●	Marshall Islands economic substance requirements;
●	KNOT Offshore Partners’ ability to retain key employees;
●	customers’ increasing emphasis on climate, environmental and safety concerns;
●	the impact of any cyberattack;
●	potential liability from any pending or future litigation;
●	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
●	future sales of KNOT Offshore Partners’ securities in the public market;
●	KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2024 and subsequent reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward- looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.